Exhibit 1

www.cn.ca
Corporate Services

Sean Finn
Executive Vice-President Corporate Services
and Chief Legal Officer

935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Canada
Telephone: (514) 399-7091
Facsimile: (514) 399-4854

Services corporatifs

Vice-président exécutif Services corporatifs
et chef de la direction des Affaires juridiques

935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Canada
Téléphone : 514-399-7091
Télécopieur : 514-399-4854

VIA SEDAR

May 20, 2022

To:
Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Superintendent of Securities Office, Newfoundland & Labrador
Department of Justice, Northwest Territories
Nova Scotia Securities Commission
Ontario Securities Commission
Superintendent of Securities Office, Prince Edward Island
Saskatchewan Financial Services Commission
Yukon Securities Office
Department of Justice, Nunavut

RE:	Canadian National Railway Company Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual Meeting of Shareholders of Canadian National Railway Company (the “Company”) held on Friday, May 20, 2022, at 10:00 a.m., (Eastern Daylight Time) via live webcast (the “Meeting”), and in accordance with section 11.3 of NI 51‑102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting.

1. Election of Directors

A ballot was conducted with respect to the election of directors. The 11 director nominees proposed by management were elected as directors. According to proxies received and ballots cast, each of the following 11 individuals were elected as directors of the Company until the next annual shareholder meeting or until such person’s successor is elected or appointed, with the following results:

May 20, 2022

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Shauneen Bruder	544,480,950	98.34%	9,173,285	1.66%
Jo-ann dePass Olsovsky	552,824,951	99.85%	829,409	0.15%
David Freeman	552,423,390	99.78%	1,230,538	0.22%
Denise Gray	543,381,273	98.14%	10,273,087	1.86%
Justin M. Howell	549,719,019	99.29%	3,935,341	0.71%
Susan C. Jones	548,081,435	98.99%	5,572,925	1.01%
Robert Knight	552,587,333	99.81%	1,066,893	0.19%
The Hon. Kevin G. Lynch	523,729,949	94.60%	29,924,411	5.40%
Margaret A. McKenzie	547,907,964	98.96%	5,746,396	1.04%
Robert L. Phillips	527,223,659	95.23%	26,430,701	4.77%
Tracy Robinson	552,839,626	99.85%	814,734	0.15%

2. Appointment of Auditors

KPMG LLP was appointed as the Company’s auditors until the next annual meeting of shareholders, by a majority of the shareholders on vote by ballot. The percentage of common shares with proxies received “FOR” the appointment of the auditors was 90.42% of the common shares represented as follows:

Votes For — 510,791,281 (90.42%)

Votes Withheld — 54,113,152 (9.58%)

3. Non-Binding Advisory Resolution on Executive Compensation

A ballot was conducted with respect to the non-binding advisory vote on the Company’s approach to Executive compensation. The percentage of common shares voted “FOR” was 96.75% of the common shares represented at the Meeting as follows:

Votes For —  535,664,752 (96.75%)

Votes Against — 17,989,608 (3.25%)

May 20, 2022

4. Non-Binding Advisory Resolution on CN’s Climate Action Plan

A ballot was conducted with respect to the non-binding advisory vote on the Company’s Climate Action Plan.  The percentage of common shares voted “FOR” was 98.54% of the common shares represented at the Meeting as follows:

Votes For —  545,582,031 (98.54%)

Votes Against —  8,072,329 (1.46%)

Yours truly,

/s/ Sean Finn
Executive Vice-President
Corporate Services and Chief Legal Officer